Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS FOR THE THIRD

QUARTER ENDED SEPTEMBER 30, 2014

The following Management’s Discussion and Analysis of Financial Condition or MD&A and Results of Operations provides information on the activities of Aurinia Pharmaceuticals Inc. (“Aurinia” or the “Company”) on a consolidated basis and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and accompanying notes for the three months ended September 30, 2014. All amounts are expressed in United States (U.S.) dollars unless otherwise stated. Dollar amounts in tabular columns are expressed in thousands of U.S. dollars. On October 23, 2013 the outstanding common shares were consolidated on a 50:1 basis. Accordingly, all shares and per share references in this MD&A are on a post-conversion basis, unless otherwise noted. This document is current in all material respects as of November 10, 2014.

The Company prepares its consolidated financial statements in accordance with the CICA Handbook.

Accordingly, the financial information contained in this MD&A and in the Company’s interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards or IFRS as issued by the International Accounting Standards Board or IASB. The interim condensed consolidated financial statements and MD&A have been reviewed by our Audit Committee and approved by the Board of Directors.

Forward-looking Statements

The forward-looking statements and information contained in this document are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from those anticipated including, among others, the Company’s belief as to the potential of voclosporin in its clinical trial for lupus nephritis (LN) the size the LN market, and in the potential value of the Company’s LN program, its ability to protect its intellectual property rights related to voclosporin, securing and maintaining corporate alliances and partnerships and the effect of capital market conditions and other factors on capital availability, the success and timely completion of clinical studies and trials, and the Company’s and its partners’ ability to successfully obtain regulatory approvals and commercialize voclosporin on a timely basis and have sufficient financial resources to complete the required development work.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements or information prove incorrect, actual results may vary materially from those described herein.

For additional information on risks and uncertainties please see the “Risks and Uncertainties” section of this MD&A. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct.

Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent the Company’s expectations as of that date. Investors should also consult the Company’s ongoing quarterly filings, annual reports and the Annual Information Form and other filings found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

OVERVIEW

THE COMPANY

Corporate Structure

Name, Address and Incorporation

Aurinia Pharmaceuticals Inc. or the “Company” is a biopharmaceutical company with its head office located at #1203-4464 Markham Street, Victoria, British Columbia which incorporates clinical, regulatory, corporate and business development functions of the Company. The Company’s registered and administration office is located at 5120-75 Street Edmonton, Alberta.

Aurinia Pharmaceuticals Inc. is incorporated pursuant to the Business Corporations Act (Alberta). The Company’s Common Shares are currently listed and traded on the Toronto Stock Exchange (“TSX”) under the symbol “AUP” and on the NASDAQ Global Market (“NASDAQ”) under the symbol “AUPH”. The Company’s primary business is the development of a therapeutic drug to treat autoimmune diseases, and in particular lupus nephritis (“LN”).

The Company has the following wholly-owned subsidiaries: Aurinia Pharma Corp. (formerly Aurinia Pharmaceuticals Inc.), Aurinia Pharmaceuticals, Inc. (Delaware incorporated) which was incorporated on November 4, 2013, and Aurinia Pharma Limited (UK incorporated).

Summary Description of Business

Aurinia is focused on the development of its novel therapeutic immunomodulating drug candidate, voclosporin, which is a next generation calcineurin inhibitor. The mechanism of action of voclosporin, a calcineurin inhibitor (CNI), has been validated with certain first generation CNIs for the prevention of rejection in patients undergoing solid organ transplants and in several autoimmune indications, including atopic dermatitis, Keratoconjunctivitis sicca, Psoriasis, Rheumatoid Arthritis, and for LN in Japan. The Company’s lead program is for the treatment of LN. The Company believes that voclosporin possesses particular pharmacologic properties that have the potential to demonstrate best-in-class differentiation globally and first-in-class status for the treatment of LN outside of Japan.

CORPORATE DEVELOPMENTS

NASDAQ listing

The Company received approval from the NASDAQ Listing Qualifications Department to list its common shares on the NASDAQ Global Market and commenced trading on September 2, 2014 under the trading symbol “AUPH”. The Company’s shares will continue to trade on the TSX under the trading symbol “AUP”.

As a result of obtaining the NASDAQ listing the Company extinguished the remaining warrant liability which the Company recorded upon completion of the February 14, 2014 private placement financing. As a result the Company recorded a gain on extinguishment of warrant liability of $1,750,000 in other expense (income) in the third quarter ended September 30, 2014.

Functional currency and change in presentation currency

Effective January 31, 2014, the Company changed its functional currency from the Canadian dollar (“CDN$”) to the United States dollar (“US$”). The change in functional currency, which has been accounted for prospectively, better reflects the Company’s current business activities which are primarily denominated in US$ and to improve investors’ ability to compare the Company’s financial results with other publicly traded entities in the biotechnology industry. In addition, the Company changed its presentation currency to US$ and followed the guidance in IAS21-The Effects of Changes in Foreign Exchange Rates. Accordingly, the Company has applied the change retrospectively as if the new presentation currency had always been the Company’s presentation currency.

Addition to the Board of Directors

On July 29, 2014 Mr. Charles A. Rowland, Jr. joined the Board of Directors and assumed the role of Audit Committee Chair. Mr. Rowland has over 32 years of diversified financial experience. Most recently Mr. Rowland was Vice President and Chief Financial Officer of ViroPharma Inc., which was acquired in January of 2014 by Shire PLC for over $4.2 billion. He has also served as interim Co-CEO and CFO at Endo Pharmaceuticals Inc., and CFO at Biovail Pharmaceuticals Corporation (acquired by Valeant Pharmaceuticals International Inc.). Mr. Rowland is a CPA and holds an M.B.A. from Rutgers University and a B.S. in Accounting from Saint Joseph’s University in Philadelphia. Mr. Rowland brings a high level of financial expertise and a breadth of experience within our business sector. His addition to the Board will provide greater financial oversight and Board independence to Aurinia.

STRATEGY

The Company’s business strategy is to optimize the clinical and commercial value of voclosporin, its late stage clinical candidate. In particular, the Company is focused on the development of voclosporin as an add-on therapy to the current standard of care, CellCept®, which was developed by the Aurinia Pharma Corp. management team during its tenure at Aspreva Pharmaceuticals Inc.

The key elements of the Company’s corporate strategy include:

•	Focusing the Company’s resources on advancing voclosporin through a robust Phase 2b LN study.

•	Mitigate development risk by leveraging the ALMS database and management team’s experience – The Company has certain rights to utilize the ALMS database including its use in planning, designing and informing the Phase 2b LN study.

•	Evaluate other voclosporin indications – While the Company intends to deploy its operational and financial resources to develop voclosporin for LN, the Company believes that recent granted formulation patents regarding the delivery of voclosporin to the ocular surface for conditions such as dry eye have the potential to be of therapeutic value. The Company will explore its strategic options to exploit shareholder value from this intellectual property. The Company also believes that voclosporin has further potential to be of therapeutic value in other autoimmune indications and in the prevention of transplant rejection. Management will consider strategic opportunities for these other potential indications on an ongoing basis.

About Lupus Nephritis

The Lupus Foundation of America (“LFA”) estimates that approximately 1.5 million people in the United States of America and up to 5.0 million people worldwide suffer from systemic lupus erythematosus (“SLE”). Approximately 90% of patients suffering from SLE are women of child-bearing age. The disease causes severe impairments on quality of life and wellbeing. Of the patients suffering from SLE, 40-60% experience renal manifestations of the disease resulting in inflammation of the kidney. These patients are considered to have LN and have a high probability of advancing to end stage renal disease and dialysis if left untreated.

Based on the work performed by the former Aspreva team, the ALMS data has been reported in several respected journals, including, the New England Journal of Medicine (Dooley MA, Jayne D, Ginzler EM, Isenberg D, Olsen NJ, Wofsy D, Solomons, N et al; ALMS Group. Mycophenolate versus azathioprine as maintenance therapy for lupus nephritis. N Engl J Med. 2011 Nov 17;365(20):1886-95) and the Journal of the American Society of Nephrology (Appel GB, Contreras G, Dooley MA, Ginzler EM, Isenberg D, Jayne D, Solomons N et al; Aspreva Lupus Management Study Group. Mycophenolate mofetil versus cyclophosphamide for induction treatment of lupus nephritis. J Am Soc Nephrol. 2009 May;20(5):1103-12. Epub 2009 Apr 15.) These publications and subsequent alterations in treatment strategies by physicians caring for patients suffering from LN have established CellCept® (mycophenolate mofetil) as the standard of care for the treatment of LN. This shift in the treatment paradigm for LN and the establishment of CellCept® use as a relatively uniform treatment approach for these patients has, in the view of the Company, caused the LN market to evolve into an attractive and mature market opportunity.

Despite CellCept® being the current standard of care for the treatment of LN, it remains far from adequate with fewer than 20% of patients on therapy actually achieving disease remission after six months of therapy. Data suggests that a LN patient who does not achieve rapid disease remission upon treatment is more likely to experience renal failure or require dialysis at 10 years (Chen YE, Korbet SM, Katz RS, Schwartz MM, Lewis EJ; the Collaborative Study Group. Value of a complete or partial remission in severe lupus nephritis. Clin J Am Soc Nephrol. 2008;3:46-53.). Therefore, it is critically important to achieve disease remission as quickly and as effectively as possible. The data suggests that the majority of patients in the United States suffering from lupus will not achieve complete remission and are not adequately treated (BioTrends® Research Group In., ChartTrends® SLE, December 2010).

CNIs and Lupus Nephritis

Aurinia’s lead drug, voclosporin, belongs to a class of drugs called calcineurin inhibitors (“CNIs”). There are only two other oral marketed CNIs available, cyclosporine and tacrolimus. Cyclosporine was introduced to the marketplace in the early 1980s while tacrolimus was first marketed in the mid-1990s. Both cyclosporine and tacrolimus have lost key patent protection and have not been approved for the treatment of LN outside of Japan. For the past 20 years these products, in combination with CellCept® (mycophenolate mofetil or “MMF”) and steroids have been the cornerstone for the prevention of renal transplant rejection with greater than 90% of all renal transplant patients leaving hospital on lifelong CNI plus MMF therapy (UNOS database).

In 2008, the Japanese Health Authority became the first major jurisdiction in 50 years to approve a pharmaceutical agent for the treatment of LN. This product was the calcineurin inhibitor tacrolimus. In addition to this approval, a substantial amount of recent data has been generated, primarily from investigator initiated trials, that support the use of either cyclosporine or tacrolimus for the treatment of various forms of lupus including LN. The addition of tacrolimus, layered on top of MMF and steroids akin to the widely accepted and utilized transplantation regimen, appears to dramatically improve complete response/remission rates in LN (Bao H, Liu ZH, Xie HL, Hu WX, Zhang HT, Li LS. Successful treatment of class V+IV lupus nephritis with multitarget therapy. J Am Soc Nephrol. 2008 Oct;19(10):2001-10. Epub 2008 Jul 2 and .Liu , Zhi-Hong et al., 2012 ASN Abstract SA-OR097). This approach to treatment can be considered a multi-targeted therapeutic (“MTT”) approach to treating LN as is routinely used in transplantation. Complete remission rates of up to 50% have been reported utilizing this approach. Long term follow-up studies in LN suggest that the early reduction in proteinuria as seen in complete remission leads to improved renal outcome at ten years. (Houssiau FA, Vasconcelos C, D’Cruz D, Sebastiani GD, de Ramon Garrido E, Danieli MG, et al. Early response to immunosuppressive therapy predicts good renal outcome in lupus nephritis. Lessons from long-term followup of patients in the Euro-lupus nephritis trial. Arthritis Rheum. 2004 Dec;50(12):3934-40).

The Company plans to utilize this MTT approach to treating LN patients with its novel CNI, voclosporin.

About voclosporin

Voclosporin is an oral drug, administered twice daily. It is structurally similar to cyclosporine A (“CsA”), but is chemically modified on the amino acid-1 residue. This modification leads to a number of advantages the Company believes offer relevant clinical benefits as compared to the older off-patent CNIs.

Voclosporin mechanism of action

Voclosporin reversibly inhibits immunocompetent lymphocytes, particularly T-Lymphocytes in the G0 and G1 phase of the cell-cycle, and also reversibly inhibits the production and release of lymphokines. Through a number of processes voclosporin inhibits and prevents the activation of various transcription factors necessary for the induction of cytokine genes during T-cell activation. It is believed that the inhibition of activation of T-cells will have a positive modulatory effect in the treatment of LN. In addition to these immunologic impacts recent data suggests that CNIs have another subtle but important impact on the structural integrity of the podocytes (Faul C, et al. The actin cytoskeleton of kidney podocytes is a direct target of the antiproteinuric effect of cyclosporine A. Nat Med. 2008 Sep;14(9):931-8. doi: 10.1038/nm.1857). This data suggests that inhibition of calcineurin in patients with autoimmune kidney diseases helps stabilize the cellular actin-cytoskeleton of the podocytes thus having a structural impact on the podocyte and the subsequent leakage of protein into the urine, which is a key marker of patients suffering from LN.

Potential voclosporin clinical benefits

The Company believes that voclosporin has shown a number of key clinical benefits over the existing commercially available CNIs (tacrolimus & cyclosporine). Firstly, CNI assay results have indicated that voclosporin is approximately four times more potent than its parent molecule cyclosporine, which would indicate an ability to give less drug and produce fewer potentially harmful metabolites. Secondly, cyclosporine inhibits the enterohepatic recirculation of mycophenolic acid (“MPA”), the active metabolite of MMF. The net effect of co-administration of CsA with MMF is reduced MPA systemic exposure by as much as 50% (D. Cattaneo et al. American Journal of Transplantation, 2005:12(5);2937-2944.). This drug interaction has not been observed with voclosporin and it is not expected that MPA blood exposure levels will be reduced with voclosporin co-administration. This is an extremely important fact to consider as most patients being treated with voclosporin for LN will already be taking MMF. Furthermore, pharmacokinetic and pharmacodynamics (“PK-PD”) analysis indicate lower PK-PD variability for voclosporin versus tacrolimus or cyclosporine, to the extent that the Company believes flat-dosing can be achieved for voclosporin. The currently available CNIs require extensive therapeutic drug monitoring which can often be costly, confusing and time consuming for treating physicians.

In a head-to-head study comparing voclosporin against cyclosporine in the treatment of psoriasis, cyclosporine was shown to cause significant increases in lipid levels as compared to voclosporin. The difference was statistically significant. This is important considering the fact that most lupus patients die of cardiovascular disease. In another study comparing voclosporin against tacrolimus in patients undergoing renal transplantation, the voclosporin group experienced a statistically significantly lower incidence of glucose intolerance and diabetes than tacrolimus treated patients. Additionally, in the Japanese tacrolimus study that led to the approval of this drug in Japan, almost 15% of tacrolimus patients experienced glucose intolerance (Miyasaka N, Kawai S, Hashimoto H. Efficacy and safety of tacrolimus for lupus nephritis: a placebo-controlled double-blind multicenter study. Mod Rheumatol. 2009;19(6):606-15. Epub 2009 Aug 18). This is a major limitation for physicians wanting to use this agent in lupus and is a well described side effect of tacrolimus.

The Company believes that voclosporin can be differentiated from the older CNIs and thus possess a unique position with the market.

Voclosporin development history

More than 2,600 patients have been administered voclosporin. The safety and tolerability profile of the drug therefore is well characterized. Phase 2 or later clinical studies that have been completed include studies in the following indications:

Psoriasis: To date, two Phase 3 studies in patients with moderate to severe psoriasis have been completed. The primary efficacy endpoint in both studies was a reduction in Psoriasis Area and Severity Index (“PASI”), which is a common measure of psoriasis disease severity. The first study treatment with voclosporin resulted in statistically significantly greater success rates than treatment with placebo by the twelfth week. In a second study comparing voclosporin against cyclosporine, the drug was not shown to be statistically non-inferior to cyclosporine in terms of efficacy; however voclosporin proved superior in terms of limiting elevations in hyperlipidemia. Due to the evolving psoriasis market dynamics and the changing standard of care for the treatment of this disease the Company has decided not to pursue further Phase 3 development.

Renal Transplantation: A Phase 2b trial in de novo renal transplant recipients was completed. Study ISA05-01, the PROMISE Study (Busque S, Cantarovich M, Mulgaonkar S, Gaston R, Gaber AO, Mayo PR, et al; PROMISE Investigators. The PROMISE study: a phase 2b multicenter study of voclosporin (ISA247) versus tacrolimus in de novo kidney transplantation. Am J Transplant. 2011 Dec;11(12):2675-84) was a six month study with a six month extension comparing voclosporin directly against tacrolimus on a background of MMF and corticosteroids. Voclosporin was shown to be equivalent in efficacy, but superior to tacrolimus with respect to the incidence of new onset diabetes after transplantation (“NODAT”). In 2010, tacrolimus lost its exclusivity in most world markets and as a result, the competitive pricing environment for voclosporin for this indication has come into question. Additionally, the more expensive development timelines for this indication has made it a less attractive business proposition as compared to the LN indication, even when considering the fact that a Special Protocol Assessment has been agreed to by the FDA for this indication.

Uveitis: Multiple studies in various forms of non-infectious uveitis have been completed over the past several years by a licensee of the Company indicating mixed efficacy. In all but one of the studies, completed by the licensee, an impact on disease activity was shown in the voclosporin group. However achievement of the primary end-points in multiple studies could not be shown. Uveitis is a notoriously difficult disease to study due to the heterogeneity of the patient population and the lack of validated clinical end-points. However in all of the uveitis studies completed, the safety results were consistent and the drug was well tolerated as expected. The Company has now successfully terminated its licensing agreement with Lux BioSciences, Inc. (“Lux”). In conjunction with this termination the Company has retained a portfolio of additional patents that Lux had been prosecuting that are focused on delivering effective concentrations of voclosporin to various ocular tissues. The Company will continue to evaluate these patents and make strategic recommendations on how they fit into the ongoing strategic directives of the Company.

Scientific Rationale for Treatment of LN with voclosporin

SLE including LN is a heterogeneous autoimmune disease with often multiple organ and immune system involvement. T-cell mediated immune response is an important feature of the pathogenesis of LN while the podocyte injury that occurs in conjunction with the ongoing immune insult in the kidney is an important factor in the clinical presentation of the disease.

The use of voclosporin in combination with the current standard of care for the treatment of LN provides a multi-targeted approach to treating this heterogenous disease (similar to the standard approach in preventing kidney transplant rejection). Voclosporin has shown to have potent effects on T-cell activation leading to its immunomodulatory effects. Additionally, recent evidence suggests that inhibition of calcineurin has direct physical impacts on the podocytes within the kidney. Inhibition of calcineurin within the podocytes can prevent the dephosphorylation of synaptopodin which in turn inhibits the degradation of the actin cytoskeletion within the podocyte. This process is expected to have a direct impact on the levels of protein in the urine which is a key marker of LN disease activity.

Status of the Company’s Development Program in LN

The Company’s clinical strategy involves layering voclosporin on top of the current standard of care (CellCept®/MMF and steroids) as MTT to induce and maintain remission in patients suffering from active LN. In 2012, the Company gained alignment with both the Cardio-Renal and Pulmonary, Allergy, and Rheumatology Products divisions of the FDA on its proposed Phase 2b protocol. The Company has an active IND and is currently recruiting patients for the Phase 2b LN trial.

With the existing evidence that supports the utility of CNIs in combination with MMF in treating LN, the robust safety data base of voclosporin and the fact that CellCept®/MMF in combination with the other CNIs is the standard of care in transplant, it is reasonable to consider that voclosporin is a risk mitigated clinical asset for the treatment of LN.

RESULTS OF OPERATIONS

For the three months ended September 30, 2014, the Company reported a consolidated net loss of $2.52 million or $0.08 per common share, as compared to an adjusted consolidated net income of $792,000 or $$0.15 per common share for the three months ended September 30, 2013.

For the nine months ended September 30, 2014, the Company reported a consolidated net loss of $12.33 million or $0.41 per common share, as compared to a consolidated net loss of $964,000 or $0.22 per common share for the nine months ended September 30, 2013.

Overall, the Company’s current activities in 2014 are significantly changed from those in 2013 as the Company completed a private placement on February 14, 2014 which provided funding for the Company to become fully engaged in launching its Phase 2b LN clinical trial in the second quarter ended June 30, 2014.

This process has increased the level of activity generally across all functions of the Company and as a result the levels of expenditures are higher when compared to the previous year, particularly in the research and development expenditures which are all related to the Phase 2b trial activities. As a result, the net losses for the three and nine month periods ended September 30, 2014 are significantly higher than the comparable figures for 2013.

Revenue and deferred revenue

The Company recorded revenues of $72,000 and $210,000 respectively for the three and nine month periods ended September 30, 2014 compared to $84,000 and $257,000 for the comparable periods in 2013.

The remaining deferred revenue related to the 3SBio Inc. and Paladin Labs Inc. fee payments is being amortized on a straight line basis. The deferred revenue is amortized as revenue as the Company incurs the costs related to meeting its obligations under the terms of the applicable agreements.

Research and Development

Net research and development expenditures increased to $2.43 million and $6.02 million respectively for the three and nine month periods ended September 30, 2014 compared to $524,000 and $1.30 million respectively for the three and nine month periods ended September 30, 2013. The expenditures in 2014 reflect required costs related to patient recruitment, enrollment and treatment activities for the Phase 2b LN clinical trial for both the three and nine month periods ended September 30, 2014. These activities included site selections and initiations, site contract approvals, CRO contract approvals and various other activities conducted by the Company in order to enroll patients. There were no costs of this nature incurred in comparable periods in 2013.

Contract Research Organization (“CRO”) and other third party clinical trial costs were $1.73 million and $4.14 million respectively for the three and nine month periods ended September 30, 2014. The Company was not involved in any clinical trials in 2013 so therefore there were no comparable costs in 2013.

The Company incurred drug supply costs, primarily for packaging and drug stability, of $318,000 and $630,000 respectively for the three and nine month periods ended September 30, 2014 compared to $102,000 and $124,000 for the comparable periods in 2013.

Salaries and employee benefits were $173,000 and $641,000 respectively for the three and nine month periods ended September 30, 2014 compared to $246,000 and $595,000 for the comparable periods in 2013.

Travel expenses related to research and development also increased to $92,000 and $122,000 respectively for the three and six month periods ended June 30, 2014 compared to $1,000 and $9,000 for the comparable periods in 2013. This increase is a reflection of the additional travel incurred to date for the Phase 2b LN trial by the Company’s staff.

Corporate, Administration and Business Development

Corporate, administration and business development expenditures were $1.40 million and $5.49 million respectively for the three and nine month periods ended September 30, 2014 compared to $492,000 and $1.48 million for the comparable periods in 2013.

The largest change related to non-cash stock option expense which increased to $286,000, and $1.77 million for the three and nine month periods ended September 30, 2014 compared to $16,000 and $124,000 for the comparable periods in 2013. The stock compensation expense in 2014 resulted from the grant of options to the new Chief Executive Officer and the Board of Directors on February 18, 2014. There were no options granted in 2013.

Salaries and employee benefits increased to $460,000 and $1.44 million respectively for the three and nine month periods ended September 30, 2014 compared to $278,000 and $559,000 for the same comparable periods in 2013. The increase in 2014 reflected the salary of the new Chief Executive Officer and bonuses, paid and accrued, to corporate and administration personnel.

Trustee fees, filing fees and other public company costs increased to $199,000 and $642,000 respectively for the three and nine month periods ended September 30, 2014 compared to $92,000 and $155,000 for the same comparable periods in 2013, primarily due to incurring initial listing fees related to its NASDAQ listing in the third quarter ended September 30, 2014 and listing fees of $184,000 incurred upon obtaining its TSX listing in the second quarter of 2014.

Professional and consulting fees increased to $224,000 and $520,000 respectively for the three and nine month periods ended September 30, 2014 compared to $17,000 and $246,000 for the same comparable periods in 2013. This increase was due to legal and audit costs associated with the NASDAQ application process, higher audit and other advisory fees incurred for the 2013 audit resulting from the Plan of Arrangement and merger with Aurinia and ILJIN, the timing of audit fees incurred and higher legal fees related to the divestiture of the NICAMs assets, termination of the Lux license agreement, public disclosure documents such as the Annual Information Form and general legal advice requirements. The Company also incurred consulting fees during the three and nine month periods ended September 30, 2014 for various business development activities. There were no similar expenses in 2013.

Director fees increased to $86,000 and $341,000 respectively for the three and nine month periods ended September 30, 2014 compared to $59,000 and $136,000 for the periods in 2013. Director fees in 2014 reflected changes to the compensation and composition of the Board in preparation for the Company’s planned NASDAQ listing which resulted in an increase in director fee expense as well as Directors’ and Officers’ insurance.

Travel expenses related to corporate, administration and business development also increased to $43,000 and $192,000 respectively for the three and nine month periods ended September 30, 2014 compared to $9,000 and $46,000 for the comparable periods in 2013. This increase is a reflection of the additional travel incurred to date related to investor relations and business development activities in 2014.

Stock-based Compensation expense

For stock option plan information and outstanding stock option details refer to note 9 of the interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2014.

The Company did not issue any stock options for the three month period ended September 30, 2014. Previously in the first quarter ended March 31 2014 the Company had granted 1.19 million stock options to certain Directors and Officers of the Company at $3.19 (CDN$3.50) per share. The Company had not granted any stock options for the comparable periods in 2013.

Application of the fair value method resulted in charges to stock-based compensation expense of $286,000 and $2.02 million for the three and nine months ended September 30, 2014 respectively, (2013 – $29,000 and $213,000) with corresponding credits to contributed surplus. For the three and nine month periods ended September 30, 2014, stock compensation expense has been allocated to research and development expense in the amounts of $Nil and $Nil respectively, (2013 – $13,000 and $89,000) and corporate, administration and business development expense in the amounts of $286,000 and $1.77 million respectively, (2013 – $16,000 and $124,000) and restructuring costs in the amounts of $Nil and $253,000 respectively (2013-$Nil and $Nil).

Amortization of intangible assets

Amortization of intangible assets of $359,000 and $1.08 million for the three and nine month periods ended September 30, 2014 increased compared to $67,000 and $202,000 recorded for the comparable periods in 2013. The increase reflects the higher balance of intangible assets being amortized in 2014 compared to the same period in 2013 as a result of the plan of arrangement completed with Aurinia Pharma Corp. on September 20, 2013.

Restructuring costs

The Company recorded restructuring costs of $60,000 and $1.03 million for the three and nine month periods ended September 30, 2014 compared to $1.41 million and $1.41 million recorded for the comparable periods in 2013.

The restructuring cost incurred for the three months ended September 30 was primarily for an adjustment to the estimated provision for loss on the Edmonton sublease agreement during the quarter. The Company recorded restructuring costs of $1.41 million for the three months ended September 30, 2013 which consisted primarily of severance provisions resulting from personnel changes upon completion of the plan of arrangement and acquisition of Aurinia Pharma Corp on September 20, 2013.

The Company had also recorded restructuring costs for previous periods in 2014 which included moving costs, retention and/or severance costs and a provision for estimated losses on the sublease agreement related to the Edmonton lab facility due to the move of the head office to Victoria and the divesture of its early stage NICAMs assets as noted below.

On February 14, 2014 the Company signed a NICAMs Purchase and Sale Agreement with Ciclofilin Pharmaceuticals Corp. (“Ciclofilin”), a company controlled by the former Chief Executive Officer and Chief Scientific Officer, whereby it divested its early stage research and development Non-Immunosuppressive Cyclosporine Analogue Molecules (“NICAMs”) assets, consisting of intellectual property, including patent applications and know-how to Ciclofilin. There was no upfront consideration received by the Company and future consideration will consist of milestones relating to the clinical and marketing success of NICAMs and a royalty. Due to NICAMs’ early stage of development, the Company estimated the fair value of the consideration to be $Nil at the time of divestment.

The Company recorded $216,000 of restructuring costs related to the NICAMs in the first quarter ended March 31, 2014. These restructuring costs consisted of severances of $115,000 paid to the three employees working on the NICAMs and $101,000 of other NICAMs related expenses, including wage and patent costs incurred from January 1, 2014 to the divestiture date. The Company also recorded as restructuring costs in the first quarter ended March 31, 2014, stock compensation expense of $253,000 related to stock options granted in February 2014 to the former Chief Executive Officer and Chief Scientific Officer pursuant to his termination agreement.

The restructuring costs included an additional provision for loss on sublease agreement of $62,000 such that at as September 30, 2014 the total provision for restructuring costs related to the Edmonton sublease was $310,000, of which $155,000 is expected to be settled in the next year. See “operating lease obligation” section later in this document for further details.

Other expense (income)

The Company recorded other income of $1.69 million and $1.75 million respectively for the three and nine month periods ended September 30, 2014 compared to other expense of $702,000 and $706,000 recorded for the comparable periods in 2013

Other expense (income) for the three and nine month periods ended September 30, 2014 reflected gains on extinguishment of warrant liability of $1.75 million and $2.19 million respectively and a gain on re-measurement of warrant liability of $Nil and $646,000 respectively. The warrant liability arose pursuant to the February 14, 2014 private placement. For a detailed discussion of the warrant liability and the related accounting treatment please refer to note 9(a) of the interim condensed consolidated financial statements for the three and nine month periods ended September 30, 2014.

The Company also recorded an expense of $105,000 for the three months ended September 30, 2014 on a revaluation adjustment on long term contingent consideration to ILJIN. For the nine months ended September 30, 2014 the Company recorded an expense of $743,000 on revaluation adjustments on long term contingent consideration to ILJIN. It also recorded as an expense of $203,000 related to share issue costs allocated to the warrant liability for the nine month period ended September 30, 2014. There were no similar items for the comparable period in 2013.

In addition, the Company recorded a foreign exchange gain of $27,000 and a loss of $164,000 respectively for the three and nine month periods ended September 30, 2014 compared to a foreign exchange gain of $10,000 and a foreign exchange loss of $11,000 for the same periods in 2013. Effective January 31, 2014 the Company’s functional currency is the United States dollar. It incurs foreign exchange gains or losses depending on the fluctuations of the USD-Canadian dollar exchange rates. The Company incurred a foreign exchange gain in the third quarter of 2014 due to a decrease in the Canadian Dollar relative to the US dollar during the period.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2014, the Company had cash, term deposits and a short term investment (HSBC discount note) totalling $35.53 million compared to $39.09 million at June 30, 2014 and $1.82 million at December 31, 2013. The Company used $3.56 million of cash in the third quarter ended September 30, 2014.

We believe that our cash position will be sufficient to finance our operational and capital needs, including completion of the Phase 2b LN trial until at least December 31, 2016.

The Company is in the development stage and is devoting substantially all of its financial and operational resources and efforts towards the development activities for its drug, voclosporin. The recoverability of amounts expended on research and development to date, including capitalized intellectual property, is dependent on the ability of the Company to complete the required development activities.

Sources and Uses of Cash for the three and nine month periods ended September 30, 2014 and September 30, 2013:

Sources and Uses of Cash (in thousands of dollars)	Three months ended September 30						Nine months ended September30
	2014		2013		Increase (Decrease)		2014		2013		Increase (Decrease)
	$		$		$		$		$		$
Cash used in operating activities		(4,024)		(1,486)		(2,538)		(13,560)		(2,068)		(11,492)
Cash provided by (used in) investing activities		(10,013)		(30)		(9,983)		(10,060)		(17)		(10,043)
Cash provided by financing activities		477		5,527		(5,050)		47,348		6,381		40,967
Effect of foreign exchange rate on cash and cash equivalents		—		49		(49)		(16)		34		(50)
Net increase (decrease) in cash and cash equivalents		(13,560)		4,060		(17,620)		23,712		4,330		19,382

Net cash used in operating activities for the three and nine month periods ended September 30, 2014, was $4.02 and $13.56 million respectively compared to cash used in operating activities of $1.49 million and $2.07 million respectively for the three and nine month periods ended September 30, 2013. Cash used in operating activities in 2014 and 2013 was composed of net loss, add-backs or adjustments not involving cash and net change in non-cash working items, which for 2014 included repayment of the drug supply loan in the amount of $1.20 million.

Cash generated by financing activities for the three and nine month periods ended September 30, 2014, was $477,000 and $47.35 million respectively compared to cash generated by financing activities of $5.53 million and $6.38 million for the three and nine month periods ended September 30, 2013. On February 14, 2014, the Company received net proceeds of $48.31 million from the private placement equity financing and in turn paid out the financing milestone to ILJIN (contingent consideration) of $1.6 million in the same period. The Company also received $477,000 and $641,000 for the exercise of warrants for the three and nine month periods ended September 30, 2014 respectively. The Company for the three months ended September 30, 2013 completed a private placement financing for net proceeds of $5.54 million.

CONTRACTUAL OBLIGATIONS

The following table presents contractual and purchase obligations arising from agreements other than amounts already recorded as liabilities currently in force as at September 30, 2014. The purchase obligations relate primarily to contractual commitments for services and materials for the Phase 2b LN trial.

(in thousands of dollars)	Total		Less than one year		Two to three years		Greater than three years
	$		$		$		$
Operating lease obligations		798		358		440		—
Purchase obligations		493		478		15		—

Operating lease obligations

The Company entered into an agreement, effective June 1, 2014, to sublease 4,418 square feet of office and storage space at its head office location in Victoria, British Columbia. The sublease is for a term of five years, with the Company having the right to terminate after the third year at no cost. Therefore the estimated base rent plus operating costs cost on a monthly basis for the three year period is as follows:

June 1, 2014 to May 31, 2015-$10,000 per month,

June 1, 2015 to May 31, 2106-$10,000 per month

June 1, 2016 to May 31, 2017-$11,000 per month

On October 1, 2013 the Company reduced its leased premises costs in Edmonton, Alberta by entering into a three year sublease with the head lessee for approximately 9,000 square feet while vacating the remaining 16,318 square feet it had previously been leasing. The Sublease cost is approximately $20,000 monthly and includes base rent, utilities and operating costs. The Company has paid the head lessee a deposit of $145,000 for the last 7.4 months of rent which has not been reflected in the operating lease obligation figures above.

The Company in turn, effective October 15, 2014 has subleased out this 9,000 square feet space for approximately $8,000 per month for the remaining term of the sublease which runs until September 30, 2016. This sublease revenue has not been netted in the operating lease obligations noted above.

The Company is currently renting office premises in Edmonton on a month to month basis at a cost of approximately $4,000 per month.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about and apply assumptions or subjective judgment to future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s interim condensed consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the interim condensed consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

Management considers the following areas to be those where critical accounting policies affect the significant judgments and estimates used in the preparation of the Company’s interim condensed consolidated financial statements.

Critical judgments in applying the Company’s accounting policies

Revenue recognition

Management’s assessments related to the recognition of revenues for arrangements containing multiple elements are based on estimates and assumptions. Judgment is necessary to identify separate units of accounting and to allocate related consideration to each separate unit of accounting. Where deferral of upfront payments or license fees is deemed appropriate, subsequent revenue recognition is often determined based upon certain assumptions and estimates, the Company’s continuing involvement in the arrangement, the benefits expected to be derived by the customer and expected patent lives. To the extent that any of the key assumptions or estimates change future operating results could be affected.

Contingent consideration

Contingent consideration is a financial liability recorded at fair value (see note 8 to interim condensed consolidated financial statements for the third quarter ended September 30, 2014). The amount of contingent consideration to be paid is based on the occurrence of future events, such as the achievement of certain development, regulatory and sales milestones. Accordingly, the estimate of fair value contains uncertainties as it involves judgment about the likelihood and timing of achieving these milestones as well as future foreign exchange rates and the discount rate used. Changes in fair value of the contingent consideration obligation result from changes to the assumptions used to estimate the probability of success for each milestone, the anticipated timing of achieving the milestones, and the discount period and rate to be applied. A change in any of these assumptions could produce a different fair value, which could have a material impact to the results from operations.

The key assumptions used by management include the probability of success for each milestone (35% - 70%) and a discount rate of 10%. For the three months ended September 30, 2014 there were no changes made to the key assumptions used at June 30, 2014. If the probability for success were to increase by a factor of 10% for each milestone this would increase the obligation by approximately $650,000 at September 30, 2014. If the probability for success were to decrease by a factor of 10% for each milestone this would decrease the obligation by approximately $650,000 at September 30, 2014. If the discount rate were to increase to 12%, this would decrease the obligation by approximately $212,000. If the discount rate were to decrease to 8%, this would increase the obligation by approximately $232,000.

Fair value of stock options

Determining the fair value of stock options on the grant date, including performance based options, requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s reported operating results, liabilities or other components of shareholders’ equity. The key assumption used by management is the stock price volatility. If the stock price volatility was higher by a factor of 10% on the grant date of February 14, 2014 this would increase annual stock compensation expense by approximately $120,000. If the stock price volatility was lower by a factor of 10% on grant date this would have decreased annual stock compensation expense by approximately $117,000.

Fair value of warrants

Determining the fair value of warrants requires judgment related to the choice of a pricing model, the estimation of stock price volatility, expected term of the underlying instruments and the probability factors of success in achieving the objectives for contingently issuable warrants. Any changes in the estimates or inputs utilized to determine fair value could have a significant impact on the Company’s future operating results, liabilities or other components of shareholders’ equity. If the stock price volatility was higher by a factor of 10% this would have increased the value of the warrants (equity component) by approximately $680,000. If the stock price volatility was lower by a factor of 10% this would have decreased the value of the warrants (equity component) by approximately $674,000.

Goodwill and business combinations

The recognition of business combinations requires the excess of the purchase price of acquisitions over the net book value of assets acquired to be allocated to the assets and liabilities of the acquired entity. Management makes judgments and estimates in relation to the fair value allocation of the purchase price. If any unallocated portion is positive it is recognized as goodwill and if negative, it is recognized as a gain in the Statement of Operations.

The amount of goodwill initially recognized as a result of a business combination is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed. The determination of the fair value of assets and liabilities is based, to a considerable extent, on management’s judgment. Allocation of the purchase price affects the results of the Company as finite life intangible assets are amortized, whereas indefinite life intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite life and finite life intangible assets.

RISKS AND UNCERTAINTIES

The Company has invested a significant portion of its time and financial resources in the development of voclosporin. The Company anticipates that its ability to generate revenues and meet expectations will depend primarily on the successful development and commercialization of voclosporin. The successful development and commercialization of voclosporin will depend on several factors, including the following:

•	successful completion of its clinical program in LN;

•	receipt of marketing approvals from the FDA and other regulatory authorities with a commercially viable label;

•	securing and maintaining partners with sufficient expertise and resources to help in the continuing development and eventual commercialization of voclosporin;

•	maintaining suitable manufacturing and supply agreements to ensure commercial quantities of the product through validated processes;

•	acceptance and adoption of the product by the medical community and third-party payors; and

•	the Company’s ability to raise future financial resources if and when required. Future additional sources of capital could include payments from potential new licensing partners, equity financings, debt financings and/or the monetization of the Company’s intangible assets. There is no assurance of obtaining additional future financing through these arrangements or any arrangements on acceptable terms.

A detailed list of the risks and uncertainties affecting the Company can be found in the Company’s Annual Information Form which is filed on SEDAR and EDGAR. Additional risks and uncertainties of which the Company is unaware, or that it currently deems to be immaterial, may also become important factors that affect the Company.

Capital management

The Company’s objective in managing capital is to ensure a sufficient liquidity position to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

The Company defines capital as net equity, comprised of issued common shares, warrants, contributed surplus and deficit.

The Company’s objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations and finance its research and development activities, corporate, administration and business development expenses, working capital and overall capital expenditures.

Since inception, the Company has primarily financed its liquidity needs through public offerings of common shares and private placements. The Company has also met its liquidity needs through non-dilutive sources, such as debt financings, licensing fees from its partners and research and development fees.

There have been no changes to the Company’s objectives and what it manages as capital since the prior fiscal period. The Company is not subject to externally imposed capital requirements.

Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the board of directors. Management identifies and evaluates the financial risks. The Company’s overall risk management program seeks to minimize adverse effects on the Company’s financial performance.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through the management of its capital structure and financial leverage. The Company successfully completed a $52 million private placement on February 14, 2014 which is expected to provide the Company with sufficient financial resources to conduct the Phase 2b LN trial and other corporate, administration and business development activities at least December 31, 2014. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors and/or the Audit Committee reviews and approves the Company’s operating budgets, as well as any material transactions out of the ordinary course of business. The Company invests its cash in term deposits and bank discount notes with 30 to 180 day maturities to ensure the Company’s liquidity needs are met.

The Company’s activities have been financed through a combination of the cash flows from licensing and development fees and the issuance of equity and/or debt. All of the Company’s financial liabilities are due within one year except for the long term Contingent Consideration.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s cash and cash equivalents are comprised of highly liquid investments that earn interest at market rates. Accounts receivable, accounts payable and accrued liabilities bear no interest.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Company’s policy limits the investing of excess funds to liquid in term deposits and bank discount notes.

Foreign currency risk

The Company is exposed to financial risk related to the fluctuation of foreign currency exchange rates. Foreign currency risk is the risk that variations in exchange rates between the Company’s functional currency and foreign currencies will affect the Company’s operating and financial results.

As a result of the change in the functional currency to U.S. dollars as of January 31, 2014, the Company has foreign exchange exposure to the CDN dollar as follows:

September 30, 2014 $
Cash and cash equivalents	194,000
Accounts receivable	27,000
Accounts payable and accrued liabilities	(552,000)

Net exposure	(331,000)

Reporting date rate September 30, 2014 $
$CA - $US	0.893

Based on the Company’s foreign currency exposures noted above, varying the foreign exchange rates to reflect a ten percent strengthening of the U.S. dollar would have decreased the net loss by $33,000 assuming that all other variables remained constant. An assumed 10 percent weakening of the U.S. dollar would have had an equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company’s cash and cash equivalents were held at a major Canadian Bank. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures resulting in actual loss.

CONTINGENCIES

i)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the interim condensed consolidated financial position of the Company.

ii)	The Company entered into indemnification agreements with its officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company does maintain liability insurance to limit the exposure of the Company.

iii)	The Company has entered into license and research and development agreements with third parties that include indemnification and obligation provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These provisions may survive termination of the underlying agreement. The nature of the obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any payments under such agreements and no amount has been accrued in the accompanying interim condensed consolidated financial statements.

ADDITIONAL COMPANY INFORMATION

Additional information on the Company may be found in its regulatory filings including its Annual Information Form, quarterly reports and proxy circulars filed on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar or at the Company’s Web site at www.auriniapharma.com.

UPDATED SHARE INFORMATION

As at November 10, 2014, the following class of shares and equity securities potentially convertible into common shares were outstanding:

Common shares	31,818,000
Convertible equity securities
Warrants	6,454,000
Stock options	1,356,000

The Company issued 240,000 shares upon the exercise of 240,000 warrants and received proceeds of $541,000 subsequent to the quarter end. In addition, 71,000 warrants expired on October 17, 2014.

Quarterly Information

(expressed in thousands except per share data)

Set forth below is selected unaudited consolidated financial data for each of the last eight quarters:

	Three months ended
	2014			2013				2012
	Sept 30	Jun 30	Mar 31	Dec 31**	Sep 30**	Jun 30*	Mar 31*	Dec 31*
Revenue	72	71	67	713	84	85	89	151
Research and development costs	2,433	2,547	1,040	690	524	442	335	3,337
Corporate, administration and business development costs	1,405	1,713	2,373	899	492	413	494	938
Restructuring costs	60	403	569	29	1,406	78	—	—
Other expense (income)	(1,690)	(954)	899	200	702	43	(38)	894
Income tax recovery	—	—	—	—	3,911
Net income (loss) for the period	(2,520)	(4,017)	(5,191)	(1,698)	792	(970)	(786)	(5,233)
Per common share ($) Net earnings (loss) – basic and diluted	(0.08)	(0.13)	(0.24)	(0.14)	0.15	(0.25)	(0.20)	(1.39)
Common Shares outstanding	31,577	31,369	31,354	12,375	12,374	4,311	3,857	3,857
Weighted average number of common shares outstanding	31,516	31,359	21,848	12,374	5,197	3,877	3,857	3,772

*	These figures have been restated from those originally presented as more fully described in note 3A to the interim condensed consolidated financial statements for the third quarter ended September 30, 2014.
**	These figures have been restated from those originally presented as more fully described in notes 3A and 5 to the interim condensed consolidated financial statements for the third quarter ended September 30, 2014.

Summary of Quarterly Results

The primary factors affecting the magnitude of the Company’s losses in the various quarters are noted below and include the amortization of deferred revenue to revenues, the timing of research and development costs associated with the clinical development programs, timing of stock compensation expense and timing and gains (losses) on financial instrument derivatives and fair value changes in these derivatives.

Other expense (income) reflected a gain on extinguishment of warrant liability of $1.75 million for the three months ended September 30, 2014.

Research and development costs for the three months ended June 30, 2014 reflected costs associated with the commencement of the recruitment and enrollment phase of the Phase 2b LN clinical trial.

Other expense (income) reflected gains on extinguishment of warrant liability and re-measurement of warrant liability of $438,000 and $646,000 respectively for the three months ended June 30, 2014.

The net loss for the three months ended June 30, 2014 included a non-cash stock option compensation expense of $435,000 while the net loss for the three months ended March 31, 2014 included a non-cash stock option compensation expense of $1.30 million related to the issuance of 1.19 million stock options in the first quarter of 2014.

The restated net income for the three months ended September 30, 2013 included acquisition and restructuring costs of $1.41 million, a gain on acquisition of Aurinia Pharma Corp. of $3.50 million, a loss on contract settlement with ILJIN of $4.27 million and a non-cash deferred income tax recovery of $4.11 million.

The net loss for the three months ended December 31, 2012 included a provision on drug supply inventory of $2.76 million which was recorded in research and development costs and an additional provision of $867,000 on the Lux receivable related to the sale of API to Lux in 2012 (the Company had previously recorded a provision of $445,000 on this receivable in the second quarter of 2012).

OUTLOOK

Our focus in the first quarter of 2014 was on completing a private placement financing that would provide the Company with sufficient funding to allow us to carry out our strategic plan of developing voclosporin as a therapy for the treatment of LN and initiating the Phase 2b trial in LN in a timely fashion thereafter. We closed the private placement financing on February 14, 2014 for gross proceeds of $52 million.

Aurinia is using the net proceeds from the financing primarily to advance the development of voclosporin as a therapy for LN and for corporate and working capital purposes. Since the completion of the financing the Company has been fully engaged in its Phase 2b LN clinical trial and is currently in the patient recruitment, enrollment and treatment phases of the trial.

While there have been a number of advances in the treatment of this devastating disease, there is no question that significant unmet medical need remains. Almost 90% of LN patients are not achieving optimal results from the current standard of care. It is our belief that layering voclosporin on top of the current standard of care for patients suffering from LN in a multi-target approach has the potential to rapidly and significantly improve patient outcomes in this devastating disease. Our goal is to complete the enrollment of patients required for the trial as quickly as possible and to that end we are actively engaged in the process of site selection and initiations, site regulatory approvals and all the other site set-up activities required for the timely recruitment and enrollment of patients in the phase 2b study of voclosporin in LN.

On September 2, 2014 the Company listed its shares on NASDAQ. We believe that this US listing, over the longer term, should help to improve the liquidity and visibility of the Company in the United States.

The Company’s focus moving forward is on the executional and tactical aspects of its strategic plan.